Seaport Global Securities LLC

360 Madison Avenue, 22nd Floor

New York, NY 10017

September 18, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Michael Purcell

RE:	Rubico Inc.
Registration Statement on Form F-1
File No. 333-288796
Request for Acceleration

Ladies and Gentlemen:

Seaport Global Securities LLC, solely acting as qualified independent underwriter in connection with the secondary offering of shares of common stock of Rubico Inc., issued in an equity line pursuant to the registration statement on Form F-1, as amended (File No. 333-288796) (the “Registration Statement”), hereby concurs in the request by Rubico Inc. that the effective date of the above-referenced registration statement be accelerated to 4:00P.M. (Eastern Time), or as soon as practicable thereafter, on September 19, 2025, pursuant to Rule 461 under the Securities Act. Seaport Global Securities LLC affirms that it is aware of its obligations under the Securities Act as they pertain to the equity line offering pursuant to the Registration Statement.

[Signature Page Follows]

Very truly yours,

SEAPORT GLOBAL SECURITIES LLC

cc:              Dean Colucci, Duane Morris LLP

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